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                            September 18, 2020

       Steven L. Scheinthal
       Vice President, General Counsel and Secretary
       Landcadia Holdings III, Inc.
       1510 West Loop South
       Houston, Texas 77027

                                                        Re: Landcadia Holdings
III, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 17,
2020
                                                            File No. 333-248856

       Dear Mr. Scheinthal:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed September 17, 2020

       Description of Securities
       Exclusive forum for certain lawsuits, page 131

   1.                                                   Your disclosure in this
section indicates that your amended and restated certificate of incorporation will
include an exclusive forum provision that will provide for concurrent jurisdiction for claims
made under the Securities Act and that it will not apply to claims made under the Exchange
Act. However, your risk factor disclosure on pages 58 and 59 indicates that your
amended and restated certificate of incorporation will provide for exclusive federal
jurisdiction for claims made under both the Securities Act and also the
                                                        Exchange Act. Please
revise your prospectus to consistently describe the nature and effect of any exclusive forum
provision that you intend to include in your organizational
                                                        documents or advise.
 Steven L. Scheinthal
Landcadia Holdings III, Inc.
September 18, 2020
Page 2
Financial Statements, page F-1

2. Please tell us why you provided audited financial statements for the period ended August
      24, 2020 given your December 31 fiscal year end.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact William Demarest at (202) 551-3432 or Shannon Menjivar at (202)
551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin at (202) 551-3391 or Joel Parker at
(202) 551-3651 with
any other questions.



                                                           Sincerely,
FirstName LastNameSteven L. Scheinthal
                                                           Division of
Corporation Finance
Comapany NameLandcadia Holdings III, Inc.
                                                           Office of Real
Estate & Construction
September 18, 2020 Page 2
cc:       Joel Rubenstein
FirstName LastName